UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, March 21, 2017

Messrs.,

Superintendencia del Mercado de Valores – SMV

Present. -

Reference:  Relevant Information Communication

Dear Sirs:

In relation to the motions of the Board of Directors of the Company that were communicated on March 03, 2017, we inform as Relevant Information Communication that the Board of Directors of the Company- as established by clause 5.6 of the General Regulations of the Board of Directors- in accordance with the proposals received from the shareholders, complies with submitting the following candidates for approval to the General Shareholders' Meeting:

1.	ROBERTO Abusada Salah

Mr. Abusada studied Economics at Universidad Católica del Perú and at Cornell and Harvard Universities in the USA. He holds a Bachelor's degree in Economics from Universidad Católica as well as a Master's and PhD in Economics from Cornell University. He has been Senior Advisor to the Minister of Economy during the years of the Peruvian economic reform (1993 and 1997). In 1994 he co-founded the Peruvian Institute of Economics (IPE), which he presides over.

Dr. Abusada has taught economics at Universidad Católica del Perú, Universidad del Pacífico, UPC, ESAN and Boston University. He was Director of the program of graduates in Economics of the Universidad Católica and in the 1980s he held the positions of Vice Minister of Commerce, Vice Minister of Economy and Member of the Board of Directors of the Central Reserve Bank. He has been Director of the Corporación Andina de Fomento, as well as of Graña y Montero S.A.A. and TECSUP.

He has been a member of the Global Strategic Advisory Group (GSAG) of the Konrad Adenauer Foundation. He has been a consultant to the United Nations (UNIDO, Vienna) World Bank, Inter-American Development Bank and various governments. He is currently an Ad Honorem advisor of the Peruvian Government for matters of the Pacific Alliance and Representative of the Presidency of the Council of Ministers to the Board of the Fiscal Stabilization Fund and Chairman of the Board of GMD S.A., Director in GMP S.A. and UNACEM S.A.A

Dr. Abusada has written several books and academic articles in various economic areas and is currently writing a fortnightly opinion column at El Comercio newspaper in Lima, Peru.

2.	AUGUSTO Baertl Montori

Mr. Baertl is a Mine Engineer from the Universidad Nacional de Ingeniería with postgraduate programs at Harvard Business School and at Northwestern University. He has assumed important senior management positions in Peruvian and international mining and oil companies. For 30 years, Mr. Baertl held various positions in the mining company Milpo, ranging from Mine Superintendent, Assistant Manager and COO, to CEO. From 1997 to 2003, he served as President and CEO of Compañia Minera Antamina. Since 1997 he has been CEO of Agrícola Chapi S.A., and since 2003, he has been the Executive President of Gestora de Negocios e Inversiones.

Mr. Baertl is the former Chairman of the Board of Directors of the National Society of Mining, Oil and Energy at the Institute of Mining Engineers of Peru, as well as of the Latin American Business Council (CEAL) and of the Chamber of Commerce Canada- Peru. He has also been Chairman of the Board of Atlas Copco Peru, Downing Teal-Peru, and PETROPERU. In addition, he has been member of the Board of Directors of different companies such as Milpo, Atacocha, Huarón, Chungar, Castrovirreyna Mining Corporation, Interbank, BISA, Graña y Montero S.A.A., Norsemont and of the Prospectors and Developers Association of Canada (PDAC). He is currently Chairman of the Board of Agrícola Chapi, as well as a member of the Board of Alturas Minerals, Chinalco International, FIMA, Stevia One and Ligabue Catering Perú S.A.C. He is also an active member of the Board of Directors of the National Society of Mining, Petroleum and Energy and COMEX. He has also participated in the Board of Directors of various non-profit institutions.

3.	PEDRO PABLO Errázuriz Domínguez

Mr. Errázuriz is a civil engineer from Universidad Católica de Chile, with a Master's degree in Engineering Sciences from the same university and a Master's degree in Operational Research (Finance) from the London School of Economics. He is currently a partner of Veta Tres and Director of companies. Until March 2014, he served as Minister of Transport and Telecommunications of the government of Chile's President Sebastián Piñera, a position he assumed in 2011. He has been a Director of several companies representing the Ontario Teachers' Pension Plan Holding and CEO of its investments’ subsidiary in Chile, AndesCan, between 2009 and 2011. At the same time, he served as Chairman of the Board of Biodiversa, Esval, Aguas del Valle and SAESA Group. He was CEO and President of the Board of the health services company ESSBIO. He was also CEO of Lan Express between 2000 and 2006 and Vice President of corporate planning for Lan Chile between 1999 and 2000. Mr. Errázurriz has been a member of the Graña y Montero Board from 2014 to date.

4.	ALFONSO de Orbegoso Baraybar

Mr. de Orbegoso is a lawyer from Pontificia Universidad Católica del Perú. He holds a Master's degree from Duke University School of Law and has completed specialization courses at the London School of Economics, Georgetown University and The McDonough School of Business. During 1991 and 1998 was Partner of the Ludowieg, Andrade & Associates law firm and during 1998 to 2013 he served as Legal Vice President and Regulatory Affairs at Nextel del Perú S.A. During 2014 and 2015 he served as Vice President Legal, Regulatory and Interconnection at Nextel Telecomunicações Ltda, Brazil.

5.	MANUEL Del Rio Jimenez

Mr. Del Río is a mechanical engineer from Pontificia Universidad Católica del Perú and holds a Master’s degree in Industrial Management from the Krannert Graduate School of Management - Purdue University - Indiana, USA. Since October 2016, Mr. Del Río has been serving as Manager of Administration and Finance at MZM Mining. From July 2013 to September 2016, he was Partner in Tax & Legal at KPMG in Peru and responsible for Transactions, Transfer Pricing, Corporate Finance and Business Development.

During 2010 and 2013, he was the lead partner in the practice of Advisory at KPMG in Peru. Previously, and since joining KPMG in 2004 until 2010, he was the managing partner of the Transfer Pricing Division of KPMG Tax & Legal in Peru. He has more than 9 years as leader of the Financial Control Area and CFO of Citibank Perú. He was Vice President of Profuturo AFP as well as member of the Executive Committee and Director for ten years. In addition to this, he has been in charge of the professional and medical equipment business unit at Philips for 8 years. Moreover, for ten years he has held various positions in the industrial and internal consulting sectors of Philips Peruana.

He has taught several courses and lectures at the ESAN School of Business for Graduates and at the Pontificia Universidad Católica del Perú, as well as in private companies.

6.	ALFONSO García Miró Peschiera

Mr. Alfonso Garcia Miro holds a degree in Economics and an MBA from the Universidad de Piura, Peru. He is Chairman and CEO of IPN Investments, a real assets investment & holding company based in Peru. He also leads IPN Properties, a Peruvian real estate development firm, and Swissport GBH Honduras, an airport handling & cargo services company. Mr. Garcia Miro is Past President of CONFIEP, the National Confederation of Private Business Associations; Board member and former President of COMEXPERU, the Peruvian Foreign Trade Association; Board member of the Chilean-Peruvian Business Council, a private initiative tasked to foster the economic ties between these two countries.

He is also Board Member of Instituto Proeducacion, an educational NGO; Board Member of IPE, the Peruvian Institute of Economics, a private think tank supporting free economy principles and practices; and Board Member of MALI, the Lima Art Museum. In the past, Mr. Garcia Miro sponsored, as founder, Chairman and CEO of several infrastructure companies, such as GBH Investments, Swissport GBH Perú and Aeropuertos del Perú.

7.	CARLOS Montero Graña

Mr. Montero is a Civil Engineer from Universidad Nacional de Ingeniería, and completed postgraduate studies in the Senior Management Program at the University of Piura. He has been Director of Graña y Montero S.A.A. since August 1996 to date. Mr. Montero is also Chairman of the Board of our subsidiary Concar S.A. and director of our subsidiary GMP S.A. He previously served as Managing Director of our subsidiary GyM until 2007, and was Director of IPAE, GMD, GMI and UNICON.

8.	JOSÉ ANTONIO Rosas Dulanto

Mr. Rosas holds a bachelor's degree in Business Administration and Accounting from Universidad del Pacífico. He also holds an MBA in Finance from the Wharton School de University of Pennsylvania and has completed the High Potential Leadership Program and the Advanced Management Program at Harvard Business School. He has been CFO of Supermercados Peruanos S.A. and of Intercorp Perú Ltd. In addition, he has served as Vice President of Finance at Interbank and as CEO of Universidad Tecnológica del Perú. He is currently Director of the MLW Institute for the Development of DreamFutures and Managing Partner at Nexus Group.

9.	RAFAEL Venegas Vidaurre

Mr. Venegas is an Industrial and Systems Engineer from Universidad Nacional de Ingeniería and holds post-graduate specializations in Administrative and Finance Processes at A.Andersen School in Chicago, and has completed the Management and CEO Programs at the Graduate School Kellogg, as well as the Strategic Planning, Human Management and Marketing Program at Harvard University. He has been CEO of Banco Internacional de Colombia, Citibank Peru, BankBoston Peru, Banco Sudamericano, Hermes/Brinks and from 2010 to 2016 of Rimac Seguros y Reaseguros.

In addition, Mr. Venegas has served as Director of several institutions and companies such as Diners Peru, Profuturo AFP, Banco Financiero, Scotiabank Perú, Compass Group Peru and as Chairman of the Board of Directors in Citileasing, Citicorp S.A.B., Clínica Internacional and Rímac EPS.

Sincerely,

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: March 21, 2017